                                     Moydow

                            MINES INTERNATIONAL INC.



                                  ANNUAL REPORT

                                     2 0 0 1

CORPORATE PROFILE

Moydow Mines International Inc. is engaged in the acquisition, exploration and development of precious metals properties worldwide. The Company explores mainly in West Africa and, in particular, in Ghana, a country with a long history of successful gold mining, highly prospective geologic settings and good infrastructure for mine development. Moydow Mines has a 50% interest in the large Ntotoroso gold property on which a feasibility study was completed in 2001.

The Company is financed and has an experienced management team with a proven track record of precious metals discoveries. Moydow's common shares trade on the Toronto Stock Exchange under the symbol "MOY". At year-end 2001 there were 27 million shares outstanding.


                                      [MAP]


                                                                        CONTENTS

                                                                   Highlights  1
                                                  Message to our Shareholders  2
                                                         Review of Operations  3
                  Management's Discussion and Analysis of Financial Condition  6
                          Management's Responsibility for Financial Reporting 11
                                         Auditors' Report to the Shareholders 11
                                            Consolidated Financial Statements 12
                               Notes to the Consolidated Financial Statements 15
                                                        Corporate Information 24


All financial information in this report is expressed in United States dollars unless otherwise stated.

Highlights 2001



NTOTOROSO MINING LEASE GRANTED

During 2001, a 30-year mining lease was granted on the Ntotoroso gold project in Ghana.

NEW EXPLORATION AT NTOTOROSO

Continuous exploration studies have helped identify several potential new targets at Ntotoroso.

EPA APPROVAL FOR NTOTOROSO

In April, following public hearings, the Ghanaian Environmental Protection Agency granted approval for the development of a mine at Yamfo-Sefwi / Ntotoroso.

NEVADA

Moydow has optioned three claim groups in the Wells region of Nevada in the United States. A strong geochemical anomaly is scheduled to be drilled this year.

NEWFOUNDLAND

In early 2002, Moydow staked a number of claims in the Gander region of Newfoundland, Canada. The area is highly prospective for gold.

Message to our shareholders


     Over the course of the last 12 months your Company has remained committed to its stated aim of exploring and bringing to development world-class precious metals deposits in West Africa and North America. In line with the rest of the industry, Moydow has reduced budgets and operates in an innovative and cost conscious manner. The Company fully expects to be rewarded by the development of the Ntotoroso gold project and continues to advance its existing projects. The Company is also aggressively looking for new properties to enhance shareholder value.

Progress has continued at Ntotoroso, although at a reduced level. This has been due to several factors, not the least of which was the uncertainty surrounding Normandy Mining Limited, our partner at Ntotoroso. Now that Newmont Mining Corporation has acquired Normandy and Franco-Nevada Mining Corporation Limited, we expect that a final production decision for Ntotoroso and the adjoining Yamfo-Sefwi property will be made in the near future.

Your Company has negotiated a position whereby the Ntotoroso deposit could be mined and operated as part of the larger Yamfo-Sefwi project. Moydow may elect either to own a direct interest in shared processing facilities or to have the Ntotoroso ore processed in a Yamfo-Sefwi facility by paying a tolling charge per tonne. This arrangement seeks to ensure that your Company can maintain its interest in this exciting project.

Exploration efforts at Ntotoroso during the year focused on finding new reserves which have the potential to be mined by open pit methods. It is envisaged that further efforts will be made this year to follow up on several deep holes which were drilled on the property. Two of these holes, about 200 metres apart, have intersected deeper mineralization which lies about 200 metres below the currently outlined pit limits and are down-dip extensions of the high-grade Zone E, which to date is one of the best zones discovered on the entire belt.

The sale of the Wassa mine is continuing and judicial permission for the sale has been granted. It is expected that Ministerial permission will be granted in the near future.

The year ahead will be an important one for Moydow, for it will be a year of decision for the Ntotoroso property. The Ntotoroso and Yamfo-Sefwi gold belt is one of the world's more attractive undeveloped major gold resources. We look forward to being an integral part of the financing and development of a gold mine on the Ntotoroso licence.

On Behalf of the Board


BRIAN P. KIERNAN (SIGNED)                          NOEL P. KIERNAN (SIGNED)

Brian P. Kiernan                                   Noel P. Kiernan
President and CEO                                  Chairman
April 18, 2002

Review of Operations

THE NTOTOROSO PROJECT

The Ntotoroso project is a key asset of the Company. It is located in the Brong Ahafo region of west-central Ghana, about 100 kilometres north of the city of Kumasi and 35 kilometres southeast of Sunyani. The property is located in the Yamfo-Sefwi gold belt, a strongly defined corridor of gold occurrences, and covers about 13 kilometres of strike length in the middle of the belt. It comprises 72 square kilometres and has a 30-year mining licence which is valid until 2031. The licence is held through Rank Mining Company Limited which is a 50/50 joint venture between Moydow and Normandy Mining. Normandy owns ground north and south of the Ntotoroso property totaling about 75 kilometres of the belt. In early 2002, Newmont Mining Corporation acquired Normandy Mining and Franco-Nevada Mining Corporation Limited.

THE JOINT VENTURE

Rank Mining Company Limited was established in 1997 to hold the Moydow and Normandy interests in the Ntotoroso concession. Normandy has funded expenditures of US$6.5 million to earn its 50% interest. Under the terms of the joint venture Moydow is operator of any exploration on the property while Normandy will be operator of any production on the property. Decisions are made by a joint venture committee comprised of two representatives from each of Moydow and Normandy.

In 2000 a further arrangement was made by Moydow and Normandy whereby Rank could participate in any mill development which Normandy may construct in the area. This production and development agreement sets out the terms under which Rank will participate in any Normandy mill development in the Yamfo-Sefwi area. The agreement was followed by a feasibility study

[MAP]

contemplating a jointly owned mill capable of processing five million tonnes per year.

RESULTS OF THE FEASIBILITY STUDY

The feasibility study was completed on the Ntotoroso project in March 2001. To date this study has not yet been approved by Normandy or the joint venture. The study is based on a gold price of $270 and on proven and probable reserves of 14 million tonnes grading 2.36 grams of gold per tonne, containing 1.1 million ounces of gold. These reserve estimates conform to definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. The study also dealt only with Zone E and part of Zone A on the Ntotoroso property and did not take into consideration any of the other zones. Moydow believes that reserves will be increased with the addition of these other zones at a later date.

On the basis of mining 1.5 million tonnes of ore per year, annual production for the first five years is estimated to average 120,000 ounces of gold at a cash cost of $184 per ounce.

[MAP]

The Rank joint venture partners have the right to use up to 30% of the processing plant. If Rank participates in the plant the total capital cost for Rank, including mine capital, is about $33 million. Based on currently defined reserves in two deposits at a gold price of $270, the Ntotoroso project is scheduled in the study to operate for a minimum of eight years. The study does not include additional tonnages of resources or any potential tonnages from underground targets. Moydow believes that the upside potential is very high.

In the second half of 2001 our partner at Ntotoroso, Normandy Mining, was the subject of takeover bids by both AngloGold Limited and Newmont Mining Corporation. In November 2001 Normandy published an Independent Expert's Report by Grant Samuel & Associates of Sydney, Australia, which valued each of its properties. On the Yamfo-Sefwi / Ntotoroso project, the report concluded that the value of the Normandy-owned portion, which includes its 50% interest in Ntotoroso, was in the range of $100 million or approximately $33 per ounce of reserves. Proven and probable ore reserve estimates for the Yamfo-Sefwi / Ntotoroso project were reported as 48 million tonnes grading 2.5 grams of gold per tonne, containing 3.9 million ounces of gold of which 1.1 million ounces are on the Ntotoroso ground. This valuation is based on a gold price of $270-$280 per ounce, discounted cash flow analysis and the valuation parameters implied by transactions involving similar assets and by share prices of companies that own similar assets.

In February 2002 it was announced that Newmont had successfully acquired
Normandy.

The profitability of the Ntotoroso project has been substantially improved due to the recent increase in the gold price, which, at the time of going to press, was trading in the range of $300-$310 per ounce.

FURTHER EXPLORATION

During the course of the year a regolith study was completed at Ntotoroso. This study, which included a re-interpretation of the soil geochemistry, has generated 15 anomalous zones. These potential new targets on the property will be followed up in the next few months by in-fill soil sampling and subsurface geochemistry. A program has also been proposed to test the depth potential of Zone E. Deeper drilling in 2000 confirmed the existence of a high-grade core to Zone E which is open at depth. Two holes, about 200 metres apart, have intersected this deeper mineralization which lies about 200 metres below the currently outlined pit limits. The holes returned assays of 9.7 grams of gold per tonne over a true width of 13 metres and 7.7 grams of gold per tonne over a true width of 6 metres, respectively.

It is anticipated that a short drilling program will test these potential down-dip extensions to Zone E in the near future.

WASSA

Satellite Goldfields Limited, which holds the mining lease for the Wassa gold mine in Ghana, was notified during 2001 that certain terms of the project financing loan agreement were technically in default. The senior lender subsequently enforced its security and appointed a receiver in November 2001.

In November 2001, Satellite signed a letter with Golden Star Resources Limited and the senior lender to the project, which set out an intention to conclude an agreement for the purchase by Golden Star of certain of the assets and business of the Wassa gold mine. Judicial permission for the sale has been given in Ghana and the project is currently awaiting Ministerial permission for the disposal of the assets. It is expected that the proposed sale will be concluded in the coming months.

The mine is currently producing gold by continuous spraying of the leach pads only and no new material has been mined since November 2001. Moydow has no financial risk in respect of the Wassa mine other than the shares of the project that are pledged against the project debt.

KANYANKAW

The 91 square kilometre Kanyankaw property is located in south-central Ghana about 50 kilometres north of the important sea port of Takoradi. The Company holds a 50% joint venture interest in the property, with Glencar Mining plc owning the other 50%.

A landform/regolith study completed on the property has generated nine new targets which warrant immediate testing. During the year there was a significant increase in the number of illegal artisanal, or galempsey miners. At one stage in the summer over 6,000 miners were reported to be working the high-grade quartz reefs on the property which restricted access.

A new exploration program is currently being designed in order to enhance the value of the property.

MALI

Following initial anomalous results at the N'gordiala permit in southern Mali, a follow-up program tested several of the anomalies. Although the results were significantly interesting, they do not merit drilling at the current time. A three year exploration permit has been granted.

NEVADA

Moydow has taken an option on three claim groups in Nevada. On one of the properties geochemical sampling indicates a very strong coincident gold, arsenic and antimony anomaly over a 2,000-foot strike length which appears to indicate the presence of cross-structural faults. Drilling is planned for the spring of 2002.

NEWFOUNDLAND

In April 2002, Moydow staked over 500 claims in the Gander Lake region of Newfoundland. A reconnaissance exploration program is planned to test for gold occurrences.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION (All results are expressed in United States dollars unless otherwise stated.)

THE COMPANY

Moydow Mines International Inc. ("Moydow" or the "Company") is an international exploration and development company with primary interests in precious metals. Exploration and development activities are focused principally on Ghana, West Africa, where Moydow and its subsidiaries have been active since 1992. The Company's main asset is its 50% interest in the Ntotoroso gold property held through Rank Mining Company Limited ("Rank"). Moydow trades as a public company on the Toronto Stock Exchange (symbol MOY).

Subsidiaries and affiliated companies of Moydow are organized internationally so that each has a specific geographic area or mineral project interest. Moydow provides administrative, technical and financial assistance to these companies within the group.

OVERVIEW

NTOTOROSO PROJECT

During 2001, the Company focused principally on the potential of its Ntotoroso property in Ghana. In March 2001, Lycopodium Pty Ltd. of Perth, Australia, completed a definitive feasibility study on Zones E and A on the property. The study was based on a gold price of $270 and proven and probable reserves of 14 million tonnes of ore grading 2.36 grams of gold per tonne. Annual mine production is projected at 1.5 million tonnes. For the first five years the average gold production is projected to be 120,000 ounces per year at a projected cash cost of $184 per ounce.

During 2000, the Company entered into the Rank Development and Production Agreement (the "RDP Agreement") with Normandy Mining and its affiliate, Normandy Ghana Gold Limited ("Normandy Ghana"). Normandy Ghana holds concessions adjacent to Rank's Ntotoroso property that are the subject of a detailed feasibility study by Normandy Ghana. The RDP Agreement sets forth the terms under which, subject to completion of acceptable feasibility studies by Rank Mining Company Limited and Normandy Ghana on their respective properties, the Company and Normandy Ghana would participate in the development, mining and processing of ore from Rank's Ntotoroso property. The RDP Agreement modifies portions of the 1997 Rank Farm-In Shareholders Agreement such that the Company may elect to share in development and mining costs, or to be carried through to economic completion and have Rank ore milled on the basis of a toll treatment charge. Additional exploration expenditures of up to $8 million may be incurred prior to July 2004, of which the Company is obligated to fund its 50% share in order to avoid dilution.

A supplemental study is to be prepared under the terms of the RDP Agreement, to examine the economics of mining Zone C and any other mineral deposits within the large Ntotoroso property. During the second quarter of 2001 a 30-year mining lease was granted to Rank Mining Company Limited.

WASSA PROJECT

In 1999, Moydow wrote down to nil its investment in its 34% equity interest in Wassa Holdings Limited which, through its subsidiary Satellite Goldfields Limited, holds the mining lease on the Wassa gold mine in Ghana. In April 2001, the Company was notified that certain terms of the project financing loan agreement under which an amount of $40 million was outstanding were technically in default. The senior lender subsequently enforced its security and appointed a receiver in November 2001. Moydow had granted the lenders a first fixed charge on their shares of Wassa Holdings and provided security for the obligations of Wassa Holdings to the lenders to the extent of the value of its shares of Wassa Holdings. The Company has no further obligations with respect to the Wassa mine.

Satellite Goldfields Limited has signed a letter with Golden Star Resources Limited ("Golden Star") and the Senior Secured Lenders to the Wassa gold project setting out its intention to conclude an agreement for the purchase by Golden Star of certain of the assets and business comprising the Wassa gold mine in Ghana.

MALI PROJECT

During 2001, Moydow was granted a three year exploration permit on the N'godiarala project in southern Mali, which is 80 kilometres from the recently opened Morila mine. Encouraging results were received from a systematic geochemical soil sampling program during the year. Moydow is actively seeking a joint venture partner for this property with a view to enhancing the value to Moydow.

NORTH AMERICA

Also in 2001, Moydow acquired a majority interest in three properties in Elko County, Nevada. A multi-element anomaly has been defined and a follow-up program of a series of shallow drill holes is planned for May 2002.

CORPORATE DEVELOPMENTS

As part of corporate development and the ongoing shareholder communications program, the Company has filed a 20-F registration statement with the United States Securities and Exchange Commission. The Company intends to continue to make this filing and disclosure in response to investment advisor and shareholder interest in the United States and anticipated financing activities for mine development at Ntotoroso.

SEGMENTED INFORMATION

The Company does not segment information geographically as substantially all of its exploration and development operations are located in West Africa.

RESULTS OF OPERATIONS

Net losses for 2001, 2000 and 1999 were $0.6 million or $0.02 per share, $1.2 million or $0.04 per share, and $5.1 million or $0.22 per share, respectively.

During 2001, the Company wrote off mineral properties expenditures in the amount of $0.05 million which were incurred on a number of minor projects.

During 2000, the Company wrote off its investment in the Slave Diamond Syndicate, in the amount of $0.2 million. In addition the Company wrote off expenditures incurred on a number of other minor projects.

The 1999 results include the write down of $4.1 million in the Company's carrying value of the Wassa mine and the write off of $0.6 million in the carrying value of the Kissi Kissi property in Guinea. The Company considered it prudent to write down the carrying value of the Wassa mine given the size of the project debt, the slower gold recovery rate, the low gold price and the fact that the Company's portion of the losses at the Wassa mine for the year 1999 exceeded its carrying value. The Kissi Kissi property was written off due to economic and political uncertainty in the region.

General and administrative expenses were $0.6 million in 2001 compared with $1.2 million and $0.8 million in 2000 and 1999, respectively. The decrease in 2001 compared with 2000 is a result of the Company's focus on cost containment. The increase in 2000 compared with 1999 was a result of the increased investor relations activities and the cost associated with filing a 20-F registration statement with the United States Securities and Exchange Commission. General and administrative expenses were $0.8 million in 1999 and were incurred as a result of the higher levels of exploration and the increased financing activities.

The Company received operator and advisory service fees of $nil, $0.2 million and $0.3 million in 2001, 2000 and 1999, respectively. During 2000, a feasibility study was undertaken on the Ntotoroso project and the management fee was suspended during this period. On approval of this study and notice of intent by Normandy to proceed with the project, Normandy becomes the operator of the project. When Normandy becomes operator it shall appoint the Company as manager for any ongoing exploration which will entitle the Company to receive a management fee.

The foreign exchange loss in 2001 was $0.02 million compared to a loss of $0.04 million in 2000 and a gain of $0.01 million in 1999. The foreign exchange loss is a result of the decrease in the Canadian dollar to United States dollar exchange rate.

The Company earned deposit interest income of $0.1 million, $0.2 million and $0.06 million during 2001, 2000 and 1999 respectively. Interest income increased in 2000 due to a higher cash balance resulting from the special warrant financing described below.

The Company's revenues are derived from: interest income, which is dependent on available cash balances and prevailing interest rates; management and advisory service fees, which are dependent on the level of exploration expenditures managed by the Company; and returns on investments, which are dependent on the prevailing market at the time of sale.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, the Company had cash and cash equivalents of $1.9 million compared to $3.4 million at December 31, 2000.

Moydow completed a special warrant financing on February 21, 2000. A total of 3,382,352 special warrants were issued at a price of Cdn$1.70 per special warrant. Under the terms of the special warrant financing, each special warrant was automatically converted into a unit comprised of one common share and one-half of a share purchase warrant. Each whole share purchase warrant entitled the holder to purchase an additional share of the Company at a price of Cdn$2.25 until May 25, 2001.

During 2000, previously issued warrants were exercised and the Company issued a total of 145,367 common shares at a price of Cdn$0.95 and Cdn$0.96 per share for total proceeds of Cdn$138,515.

In 2001, the Company and Normandy Mining advanced funds on an equal basis to cover the costs of the feasibility study and ongoing exploration activities on the Ntotoroso project. Expenditures incurred on the Kanyankaw project and the N'godiarala project are funded 100% by the Company. The Company funds expenditures incurred on its Nevada projects on a pro rata basis.

Exploration on the Ntotoroso project during 2000 was funded primarily by Normandy which completed the balance of $6.5 million in expenditures required to earn its 50% interest.

The Company has no financial risk in respect of the Wassa mine other than the Moydow guarantee of certain obligations of Wassa Holdings to the lenders to the extent of the value of the Company's shares of Wassa Holdings. Capital investment for the mine was provided by $42.5 million of project financing from Standard Bank of London and the Commonwealth Development Corporation.

At December 31, 2001, the Company had stock options outstanding under its stock option plan for the purchase of an aggregate of 3,431,667 common shares, and warrants outstanding for the acquisition of 66,667 common shares. The warrants outstanding and issuable pursuant to the special warrant financing expired on May 25, 2001.

At December 31, 2000, the Company had stock options outstanding under its stock option plan for the purchase of an aggregate of 3,431,667 common shares, and warrants outstanding, including all of the warrants outstanding and issuable pursuant to the special warrant financing, for the acquisition of 2,011,519 common shares.

QUARTERLY INFORMATION

The following table summarizes the results of the Company for each of the most recent eight quarters:

                                      March                       June                       Sept.                          Dec.
                         2001         2000           2001         2000          2001         2000           2001            2000
                         ----         ----           ----         ----          ----         ----           ----            ----
Revenues            $      --     $    52,552   $      --     $    35,753   $      --     $    71,292   $      --     $    39,987
Net loss               (148,244)     (112,002)     (146,986)     (296,509)     (133,965)     (499,118)     (140,098)     (282,356)
Basic and diluted
loss per
common share             (0.005)       (0.004)       (0.005)       (0.011)       (0.005)       (0.019)       (0.005)        (0.01)
Total assets          7,038,851     7,962,035     6,853,887     7,685,792     6,579,317     7,230,899     6,422,110     6,941,555

REGULATORY, ENVIRONMENTAL AND OTHER RISK FACTORS

The Company intends to fulfil all statutory commitments on its current licences over the next year and will apply for licence renewals in the normal course of business.

The Company's operating income and cash flow are affected by changes in the U.S./Canadian dollar exchange rate together with movement in the local currency in Ghana, the Cedi, as a portion of the Company's costs are incurred in these currencies.

The profitability of any gold mining operation will be significantly affected by changes in the market price of gold. Gold prices fluctuate on a daily basis and are affected by numerous factors such as world supply of gold, Central Bank selling, stability of exchange rates, forward sales and inflationary forces, among other factors beyond Moydow's control.

Moydow has sufficient cash to conduct its operations for the foreseeable future. However, failure to obtain additional financing on a timely basis in the future could cause Moydow to limit future exploration and mine development programs or relinquish or forfeit some of its licences. No exploration company can guarantee that the current or proposed exploration or development programs on properties will result in the discovery of gold mineralization or will result in a profitable commercial mining operation. The Ntotoroso project continues to receive 50% funding from the Company's partner, Normandy Mining. It is the opinion of management that the Company has sufficient funds to enable it to continue an active exploration program and to maintain all of its obligations for the foreseeable future.

In addition, exploration companies are subject to various laws and regulations including but not limited to environmental and health and safety matters together with political risks which are outside the Company's control. Moydow is committed to a program of environmental protection at all of its projects and exploration sites.

OUTLOOK

Moydow's immediate priorities involve the development and operating plans for the proposed Ntotoroso mine and the financing thereof. With the acquisition of Normandy Mining by Newmont Mining Corporation early in 2002, Newmont becomes the Company's joint venture partner in the project. Moydow will continue to operate ongoing exploration at Ntotoroso, where the ultimate gold potential of the large property is still unknown.

The mining industry is international and the Company will continue to evaluate new opportunities in select countries where the geologic potential and economic and political climates are considered attractive, with the objective of building value in the Company for its shareholders.

At December 31, 2001, the Company had $1.7 million of working capital, which includes $1.9 million of unrestricted cash. The Company continues to focus on cost containment in all areas.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The annual report and financial statements have been prepared by management who, where necessary, have made informed judgements and estimates of the outcome of events and transactions, with due consideration given to materiality. Management acknowledges responsibility for the fairness, integrity and objectivity of all information contained in the annual report, including the financial statements.

As a means of fulfilling its responsibility, management relies on the Company's system of internal control. This system has been established to ensure, within reasonable limits, that assets are safeguarded, transactions are properly recorded and executed in accordance with management's authorization and that accounting records provide a solid foundation from which to prepare the financial statements.

The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee consisting solely of non-management directors. This committee meets periodically, reviews the scope of the external audit, the adequacy of the system of internal control and the appropriateness of the financial reporting and then makes its recommendations to the Board. Based on those recommendations, the Board of Directors approves the financial statements.

BRIAN KIERNAN (SIGNED)

Brian Kiernan
Chief Executive Officer
April 18, 2002

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Moydow Mines International Inc. (an exploration entity) as at December 31, 2001 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2001 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and the results of its operations and its cash flows for the years ended December 31, 2001 and 1999 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2000 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 22, 2001.

PRICEWATERHOUSECOOPERS LLP (SIGNED)

Chartered Accountants
Mississauga, Ontario, Canada
April 18, 2002

CONSOLIDATED BALANCE SHEETS

(expressed in United States dollars, unless otherwise stated)

AS AT DECEMBER 31                                2001             2000
-----------------                                ----             ----
ASSETS

CURRENT ASSETS

Cash and cash equivalents                    $  1,933,038    $  3,361,535
Accounts receivable and prepaid expenses           33,320          62,628
                                             ------------    ------------
TOTAL CURRENT ASSETS                            1,966,358       3,424,163
MINERAL PROPERTIES (NOTE 3)                     4,384,518       3,387,674
OTHER ASSETS (NOTE 4)                              71,234         129,718
                                             ------------    ------------
TOTAL ASSETS                                 $  6,422,110    $  6,941,555
                                             ============    ============
LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities          295,560         245,712
TOTAL LIABILITIES                                 295,560         245,712
SHAREHOLDERS' EQUITY
Capital stock (Note 5)                         15,165,390      15,165,390
Deficit                                        (9,038,840)     (8,469,547)
                                             ------------    ------------
TOTAL SHAREHOLDERS' EQUITY                      6,126,550       6,695,843
                                             ------------    ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $  6,422,110    $  6,941,555
                                             ============    ============

Nature of operations (Note 1)
Commitments (Note 3)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Approved by the Board

BRIAN KIERNAN (SIGNED)                          SYLVESTER P. BOLAND (SIGNED)

Brian Kiernan                                   Sylvester P. Boland
(Director)                                      (Director)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(expressed in United States dollars, unless otherwise stated)

FOR THE YEAR ENDED DECEMBER 31                      2001            2000            1999
------------------------------                      ----            ----            ----
REVENUES

Operator's fees                                $       --      $     81,122    $    230,761
Advisory services                                      --           118,462         101,126
                                               ------------    ------------    ------------
                                                       --           199,584         331,887
EXPENSES

General and administrative expenses (Note 6)        565,998       1,165,064         810,929
Write down of mineral properties                     52,622         414,008         605,056
Write down of investment in
Wassa Holdings (Note 4)                                --              --         4,111,227
Amortization of capital assets                       10,905           8,100           6,780
Foreign exchange loss (gain)                         23,699          38,476          (9,160)
                                               ------------    ------------    ------------
                                                    653,224       1,625,648       5,524,832
                                               ------------    ------------    ------------
OTHER INCOME AND EXPENSES
(Loss) gain on sale of other assets,
net of impairments                                  (22,135)            480          22,906
Interest income                                     106,066         235,599          62,307
                                               ------------    ------------    ------------
                                                     83,931         236,079          85,213
Net loss for the year                              (569,293)     (1,189,985)     (5,107,732)
                                               ------------    ------------    ------------
CONSOLIDATED STATEMENTS OF DEFICIT

Deficit, beginning of year                       (8,469,547)     (7,279,562)     (2,171,830)
Net loss for the year                              (569,293)     (1,189,985)     (5,107,732)
                                               ------------    ------------    ------------
DEFICIT, END OF YEAR                           $ (9,038,840)   $ (8,469,547)   $ (7,279,562)
                                               ------------    ------------    ------------
BASIC AND DILUTED LOSS PER COMMON
SHARE (NOTE 2)                                 $      (0.02)   $      (0.04)   $      (0.22)
                                               ------------    ------------    ------------
WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING                               27,026,514      26,499,778      23,050,882
                                               ------------    ------------    ------------

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in United States dollars, unless otherwise stated)

FOR THE YEAR ENDED DECEMBER 31                     2001           2000           1999
------------------------------                     ----           ----           ----
OPERATING ACTIVITIES

Net loss for the year                          $  (569,293)   $(1,189,985)   $(5,107,732)
Adjustments for non-cash items:
Write down of mineral properties                    52,622        414,008        605,056
Write down of investment in Wassa Holdings            --             --        4,111,227
Amortization of capital assets                      10,905          8,100          6,780
Loss (gain) on sale of other assets, net of
impairments                                         22,135           (480)       (22,906)
                                               -----------    -----------    -----------
                                                  (483,631)      (768,357)      (407,575)
                                               -----------    -----------    -----------
Changes in non-cash working capital:

Accounts receivable and prepaid expenses            29,308        215,676       (103,574)
Inventory                                             --             --            1,618
Accounts payable and accrued liabilities            49,848       (581,817)       119,102
                                               -----------    -----------    -----------
                                                    79,156       (366,141)        17,146
                                               -----------    -----------    -----------
CASH FLOW USED IN OPERATING ACTIVITIES            (404,475)    (1,134,498)      (390,429)
                                               -----------    -----------    -----------
INVESTING ACTIVITIES

Purchase of capital assets                            --           (8,767)       (83,454)
Exploration of mineral properties               (1,027,503)    (1,056,537)      (461,969)
Proceeds from sale of investments and
other assets                                         3,481         62,279        181,531
                                               -----------    -----------    -----------
CASH FLOW USED IN INVESTING ACTIVITIES          (1,024,022)    (1,003,025)      (363,892)
                                               -----------    -----------    -----------
FINANCING ACTIVITIES

Proceeds from issue of share capital                  --           93,914      1,603,922
Proceeds from issue of special warrants,
net of issue costs                                    --          (61,034)     3,569,827
                                               -----------    -----------    -----------
CASH FLOW FROM FINANCING ACTIVITIES                   --           32,880      5,173,749
                                               -----------    -----------    -----------
(DECREASE) INCREASE IN CASH AND CASH
EQUIVALENTS                                     (1,428,497)    (2,104,643)     4,419,428
CASH AND CASH EQUIVALENTS AT BEGINNING
  OF YEAR                                        3,361,535      5,466,178      1,046,750
                                               -----------    -----------    -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR       $ 1,933,038    $ 3,361,535    $ 5,466,178
                                               -----------    -----------    -----------
Non-cash financing and investing activities:
Issuance of share capital on exercise of
special warrants                               $      --      $ 3,508,793    $      --
Supplemental cash flow information:
Interest paid                                         --             --             --
Income taxes paid                                     --             --             --

The accompanying notes to the consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999
(expressed in United States dollars, unless otherwise stated)

1   NATURE OF OPERATIONS

    Moydow Mines International Inc. ("Moydow Mines" or "the Company") is engaged in the acquisition and exploration of gold properties, principally in West Africa. The Company has been active in Ghana since 1992 and has operating offices in Ireland, Ghana and Canada. At December 31, 2001, the Company's principal asset is a 50% interest in the Ntotoroso gold property in Ghana (see Note 3). Moydow Mines' common shares are listed on the Toronto Stock Exchange.

    The Company is exploring its mineral properties and as at December 31, 2001, had not determined the existence of economically recoverable reserves (see
    Note 3). The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties and future profitable production or proceeds from the disposition of the mineral properties, all of which are uncertain.

2   SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION AND CONSOLIDATION

    These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which conform, in all material respects, with the measurement principles of generally accepted accounting principles in the United States, except as explained in Note 9. The consolidated financial statements include the accounts of the Company, its subsidiaries and a proportionate share of the Company's interests in joint ventures. Interests in associated companies, which are not controlled but over which the Company has the ability to exercise significant influence, are accounted for using the equity method. All significant inter-company accounts and transactions have been eliminated.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates are recoverability of mineral property deferred costs and impairment of investments. Financial results as determined by actual events could differ materially from those estimates.

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have maturities of three months or less at acquisition.

    INVESTMENTS

    Investments in companies where the Company has the ability to exercise significant influence over the operating, financing and investing activities of the company are accounted for using the equity method, whereby the cost of the investment is adjusted for the Company's share of post-acquisition earnings or losses. Investments in shares of other companies are carried at cost less any provision for permanent impairment in value.

    CAPITAL ASSETS

    Capital assets are stated at cost less accumulated amortization. Amortization is provided using the straight-line method at rates sufficient to amortize costs over the estimated useful lives of the assets, which range between four and six years. Amortization of equipment used in exploration activities has been included in exploration expenditures.

    MINERAL PROPERTIES

    Acquisition costs of mineral properties, together with direct exploration and development expenses incurred thereon, are deferred and capitalized on a property by property basis. Upon reaching commercial production, these capitalized costs are transferred from exploration properties to producing properties on the consolidated balance sheets and are amortized into operations using the unit-of-production method over the estimated useful life of the estimated related ore reserves.

    In the event that the long-term expectation is that the net carrying amount of these capitalized exploration costs will not be recovered, the carrying amount is written down accordingly and the write-down amount charged to operations. Such would be indicated where:

Producing properties:

o The carrying amounts of the capitalized costs exceed the related estimated undiscounted net cash flows of proven reserves;

Exploration properties:

o   Exploration activities have ceased;

o Exploration results are not promising such that exploration will not be planned for the foreseeable future;

o   Lease ownership rights expire; or

o   Insufficient funding is available to complete the exploration program.

The amount shown for mineral properties represents costs incurred to date net of recoveries from option or joint venture participants and write downs, and does not necessarily reflect present or future values.

TRANSLATION OF FOREIGN CURRENCY

The financial statements are presented in United States dollars unless otherwise indicated. Transactions denominated in foreign currencies are translated into United States dollars at the rate prevailing at the time of the transactions.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at the period-end rate of exchange. Exchange gains and losses arising on translation or settlement of foreign currency denominated monetary items are included in the determination of income (loss) for the period.

LOSS PER COMMON SHARE

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share are calculated in a manner similar to basic earnings per share, except the weighted average shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants and on the as if converted method for convertible securities.

During the year ended December 31, 2001, the Company changed its method of accounting for earnings per share to comply with the revised standard issued by the Canadian Institute of Chartered Accountants Handbook, section 3500, "Earnings per share". For each of the years reported, there was no difference between the loss per share calculated under the new standard and the amount that would have been calculated using the previous standard.

FINANCIAL INSTRUMENTS

As at December 31, 2001 and 2000, the carrying values of the Company's cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of these financial instruments. The fair value of the Company's investments is disclosed in Note 4.

STOCK OPTION PLAN

The Company has a stock option plan (the "Plan"), which has been approved by shareholders, that allows the Company to grant up to four million stock options to officers, directors, employees and consultants. Under the Plan, options are non-assignable and may be granted for a term not exceeding 10 years. The number of common shares that may be reserved for issuance to any one person pursuant to options must not exceed 5% of the outstanding common shares. The exercise price of an option may not be lower than the closing price of the common shares on the Toronto Stock Exchange on the business day immediately preceding the date the options are granted. No compensation expense is recorded when options are granted. Any consideration paid by directors or employees on exercise of stock options is credited to share capital.

INCOME TAXES

The provision for future income taxes is based on the asset and liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

3  MINERAL PROPERTIES

   The Company, either directly or under certain joint ventures, has obligations to expend various amounts on its mineral properties and projects in order to keep its property rights in good standing. All agreements are in the normal course of business. Mineral exploration projects in West Africa and North America are described below and are recorded with carrying values as follows:

                          WEST AFRICA   WEST AFRICA     OTHER          NORTH          OTHER
                           NTOTOROSO     KANYANKAW    WEST AFRICA     AMERICA        PROJECTS        TOTAL
                           ---------     ---------    -----------     -------        --------        -----
Balance - Jan. 1, 1999    $   893,900   $ 1,185,135   $    12,516   $   177,996    $   569,468    $ 2,839,015
Costs                         179,910        33,992        86,230          --          184,039        484,171
Write down                       --            --            --            --         (605,056)      (605,056)
                          -----------   -----------   -----------   -----------    -----------    -----------
Balance - Dec. 31, 1999     1,073,810     1,219,127        98,746       177,996        148,451      2,718,130
Costs                         740,154       110,161       145,676        20,780         66,781      1,083,552
Write down                       --            --            --        (198,776)      (215,232)      (414,008)
                          -----------   -----------   -----------   -----------    -----------    -----------
Balance - Dec. 31, 2000     1,813,964     1,329,288       244,422          --             --        3,387,674
Costs                         602,590        18,634       290,734        84,886         52,622      1,049,466
Write down                       --            --            --            --          (52,622)       (52,622)
                          -----------   -----------   -----------   -----------    -----------    -----------
Balance - Dec. 31, 2001   $ 2,416,554   $ 1,347,922   $   535,156   $    84,886    $      --      $ 4,384,518
                          -----------   -----------   -----------   -----------    -----------    -----------

WEST AFRICA

NTOTOROSO GOLD PROJECT, GHANA

The Company holds a 50% joint venture interest in Rank Mining Company Limited ("Rank"). Rank holds a thirty year mining lease on the Ntotoroso property in the Yamfo-Sefwi gold belt in Ghana. Under the terms of the Rank Farm-In Shareholders Agreement ("the RFS Agreement") with LaSource SAS, now Normandy LaSource SAS ("LaSource"), LaSource agreed to invest $2,500,000 in Rank to fund exploration and development activities in respect of the Ntotoroso licence area to earn a 40% interest in Rank. The RFS Agreement provided LaSource with the right to earn up to a 50% interest in Rank by funding a further $4 million of exploration expenditures. As at December 31, 2001, LaSource had advanced a total of $6,827,636 (2000 - $6,536,696) under the RFS Agreement, and has earned a 50% interest in Rank. Moydow and LaSource are now funding the Ntotoroso gold project on an equal basis.

During 2000, the Company entered into the Rank Development and Production Agreement (the "RDP Agreement") with LaSource and its affiliate, Normandy Ghana Gold Limited ("Normandy Ghana"). Normandy Ghana holds concessions adjacent to Rank's Ntotoroso property that are the subject of a detailed feasibility study under preparation by Normandy Ghana. The RDP Agreement sets forth the terms under which, subject to completion of acceptable feasibility studies by Rank and Normandy Ghana on their respective properties, the Company and Normandy Ghana would participate in the development, mining and processing of ore from Rank's Ntotoroso property. The RDP Agreement modifies portions of the RFS Agreement such that the Company may elect to share in development and mining costs, or be carried through to economic completion and have Rank ore milled in consideration of a toll treatment charge. The RDP Agreement terminates on July 24, 2002, unless the Rank and Normandy Ghana feasibility studies have been approved.

Rank has completed a feasibility study on the Ntotoroso property that indicates the existence of reserves that may be economically recoverable.

KANYANKAW PROJECT, GHANA

The Company holds a joint venture interest in the Kanyankaw gold property in Ghana with Antubia Resources Limited ("Antubia"), a subsidiary of Glencar Mining plc. Antubia earned a 50% interest in the property in 1995. The Company and Antubia entered into an agreement on January 25, 2000, that splits the property into two licences. Application for the property split was approved by the Ghanaian Minerals Commission. Pursuant to this agreement, the Company holds the licence for the eastern half of the property which contains the old gold workings at Kanyankaw (the "Kanyankaw East Property") and Antubia holds the licence to the western half which contains the old workings at Asheba (the "Kanyankaw West Property"). Pursuant to the agreement, each party has the right to back-in and acquire an interest in the other party's property (40% in the case of the Kanyankaw East Property and 44% in the case of the Kanyankaw West Property). In order to exercise a back-
    in right, the option holder must have performed a minimum of 5,000 metres of drilling on the option holder's property. The payment is calculated by multiplying the number of metres of drilling completed by the option issuer by a figure ranging between $50 and $100 (depending on the overall number of drill holes completed by the option issuer).

    OTHER WEST AFRICA

    HWIDEM PROJECT, GHANA

    The Company was granted a two year prospecting licence on August 18, 2000, by the Minister for Energy and Mines in Ghana. The licence area covers 24.7 square kilometres and it adjoins the Kanyase-Ntotoroso area currently under lease to Rank Mining Company Limited. The committed minimum exploration expenditures on the licence are $523,000 of which $150,566 had been spent at December 31, 2001. If gold mineralization does not exist in sufficient quantities in the area to warrant completion of the work program, the Company shall not be liable for any shortfall on the committed minimum exploration expenditures.

    YAMFO PROJECT, GHANA

    The Company was granted a two year prospecting licence on August 18, 2000, by the Minister for Energy and Mines in Ghana. The licence area covers 45.27 square kilometres and is located in South West Yamfo, Brong Ahafo Region. The committed minimum exploration expenditures on the licence are $384,000 of which $82,505 had been spent at December 31, 2001. If gold mineralization does not exist in sufficient quantities in the area to warrant completion of the work program, the Company shall not be liable for any shortfall on the committed minimum exploration expenditures.

    N'GODIARALA PROJECT, MALI

    The Company has been granted a three year exploration permit on the N'godiarala licence in southern Mali. The future financial commitments attaching to the permit are: 2002-$30,000, 2003-$70,000 and 2004-$70,000.
    The permit expires December 30, 2004.

    NORTH AMERICA

    The Company is exploring three unpatented mining claim groups in Elko County, Nevada: the Donegal-Kilkenny group, Tipperary group and Neponset group.

    OTHER PROJECTS

    During 1999, the Company decided not to continue with the renewal application of the Kissi Kissi, Guinea, licence due to the political and economical uncertainty in the region and, accordingly,wrote off its investment in the amount of $605,056 during 1999.

    During 2000, the Company gave notice to the syndicate members that it no longer wished to continue with its 20% working interest in the Slave Diamond Syndicate, Northwest Territories. Accordingly, the Company wrote off its investment in the amount of $181,360 during 2000.

    During 2001, the Company incurred and wrote off costs of $52,622 relating to other exploration projects which will not be pursued.

4   OTHER ASSETS

                                                                        2001       2000
                                                                        ----       ----
Capital assets at cost                                                $157,623   $174,170
Accumulated amortization                                               101,909     80,309
                                                                      --------   --------
Net book value                                                          55,714     93,861
Investments at cost (quoted market value - $15,970, 2000 - $35,857)     15,520     35,857
Investments in equity associate                                           --         --
                                                                      --------   --------
                                                                      $ 71,234   $129,718
                                                                      ========   ========

    INVESTMENT IN EQUITY ASSOCIATE
    WASSA MINING LEASE, GHANA

    The Company owns a 34% interest in Wassa Holdings Limited ("Wassa Holdings"), which owns a 90% interest in Satellite Goldfields Limited ("Satellite"). Satellite holds a mining lease which covers the Wassa gold mine in Ghana. Capital investment for the mine was provided by $42.5 million of project financing from Standard Bank of London and The Commonwealth Development Corporation. The project financing is collateralized by the assets of Satellite as well as collateral security from the obligors, including the shares of Satellite held by Wassa Holdings. The Company granted the lenders a first fixed charge on its shares of Wassa Holdings and provided collateral for the obligations of Wassa Holdings to the lenders to the extent of the value of its shares of Wassa Holdings. The investment in Wassa Holdings has been accounted for as an equity associate.

    Because the Company's share of the losses in Wassa Holdings for 1999 exceeded the carrying value of its equity investment, the Company has written down the carrying value of its investment to nil.

    Satellite was notified during 2001 that certain terms of the project financing loan agreement were technically in default. Standard Bank of London, the senior lender, subsequently enforced its security and appointed a receiver in November 2001.

    In November 2001, Satellite Goldfields Limited signed a letter with Golden Star Resources Limited ("Golden Star") and the Senior Secured Lenders to the Wassa gold project setting out the intention to conclude an agreement for the purchase by Golden Star of certain of the assets and business comprising the Wassa gold mine in Ghana.

5   CAPITAL STOCK

    AUTHORIZED

    The Company has an unlimited number of common shares which may be issued.

                                         NUMBER
ISSUED COMMON SHARES                    OF SHARES       AMOUNT
--------------------                    ---------       ------
Balance - January 1, 1999               21,817,215   $ 9,958,761
Exercise of warrants for cash            1,681,580     1,603,922
                                        ----------   -----------
Balance - December 31, 1999             23,498,795    11,562,683
Exercise of warrants for cash              145,367        93,914
Exercise of special warrants             3,382,352     3,508,793
                                        ----------   -----------
Balance - December 31, 2000 and 2001    27,026,514   $15,165,390
                                        ----------   -----------

SPECIAL WARRANTS

As at December 31, 1999, cash and cash equivalents included $3.8 million deposited in escrow under the terms of a financing which issued 3,382,352 Special Warrants at a price of Cdn$1.70 per Special Warrant. The Company issued a prospectus dated February 18, 2000 to qualify the Special Warrants. Shortly following clearance of the prospectus by the Ontario Securities Commission on February 21, 2000, each Special Warrant was automatically converted into a unit comprised of one common share together with one-half of a share purchase warrant and the funds were released from escrow.

ESCROW AGREEMENT

Under an escrow agreement made effective December 9, 1998 between the Company and Montreal Trust Company of Canada a total of 5,577,912 common shares were deposited in escrow. The shares were released from escrow pursuant to the Toronto Stock Exchange policies, over a period of three years. A total of nil common shares were held in escrow at December 31, 2001 (2000 - 1,859,304).

STOCK OPTIONS AND WARRANTS

Movements in stock options and warrants of the Company are set out in the tables below:

                                                      WEIGHTED AVERAGE
STOCK OPTIONS                            NUMBER        EXERCISE PRICE
-------------                            ------        --------------
Balance - January 1, 1999                 124,167         Cdn$2.53
Granted                                 1,892,500         Cdn$1.06
Cancelled or expired                      (65,000)        Cdn$2.90
                                        ---------         --------
Balance - December 31, 1999             1,951,667         Cdn$1.10
Granted                                 1,480,000         Cdn$1.78
                                        ---------         --------
Balance - December 31, 2000 and 2001    3,431,667         Cdn$1.39
                                        ---------         --------

The options are exercisable as follows:

NUMBER EXERCISABLE               EXERCISE                       EXPIRY
AND OUTSTANDING                   PRICE                          DATE
---------------                   -----                          ----
      2,500                      Cdn$2.40                 September 29, 2002
     56,667                      Cdn$2.16                 September 29, 2002
  1,100,000                      Cdn$1.00                   February 5, 2004
    792,500                      Cdn$1.15                 September 24, 2004
  1,255,000                      Cdn$1.70                   January 14, 2005
    225,000                      Cdn$2.25                   January 14, 2005
  ---------
  3,431,667
  =========

WARRANTS                                NUMBER
--------                                ------
Balance - January 1, 1999              1,893,614
Warrants issued                          169,117
Exercise of warrants for cash         (1,681,580)
                                      ----------
Balance - December 31, 1999              381,151
Exercise of warrants for cash           (145,367)
Issued warrants - February 21, 2000    1,775,734
                                      ----------
Balance - December 31, 2000            2,011,518
Cancelled or expired                  (1,944,851)
                                      ----------
Balance - December 31, 2001               66,667
                                      ----------

The warrants exercisable at year-end 2001 and the exercise price per share are as follows:

NUMBER                EXERCISE PRICE                          EXPIRY DATE
------                --------------                          -----------
66,667                   Cdn$3.00                             July 1, 2002

6   RELATED PARTY TRANSACTIONS

    Related party transactions relate primarily to the payment of fees under contracts for services with companies in which the major shareholder is a significant shareholder and director of the Company. The Company was charged a total of $204,781 during 2001 (2000 - $208,524, 1999 - $211,332) for administration services and nil during 2001 (2000 - $1,260,311, 1999 - $2,366,812) for drilling services conducted on behalf of the Company. Included in accounts payable and accrued liabilities at December 31, 2001 is $47,607 (2000 - $40,856) payable to these related parties for such services.

    The Company's primary legal counsel is with a firm in which a director of the Company is a partner. The Company was charged $21,657 during 2001 (2000
    - $156,383, 1999 - $155,725) for legal services provided by this firm. Included in accounts payable and accrued liabilities as at December 31, 2001 is nil (2000 - $24,118) with respect to such services.

    During 2001, fees of $15,234 (2000 - $14,012, 1999 - $nil) were paid to three non-executive directors in respect of consulting work performed for the Company. In addition, in fiscal 2000, the Company paid $73,725 to a company with common directors for geological and financial consulting services. Included in accounts payable and accrued liabilities as at December 31, 2001 is an amount due of nil (2000 - $6,672) with respect to the above fees.

    The remuneration of executive directors comprises all of the fees, salaries, other benefits and emoluments paid to executive directors under employment contracts and consulting agreements. The remuneration of the executive directors is fixed by the Compensation Committee, which is comprised solely of non-executive directors of the Company. The Company was charged $171,029 during 2001 (2000 - $196,139, 1999 - $193,655) pursuant to such agreements with three executive directors. Included in accounts payable and accrued liabilities as at December 31, 2001 is $99,872 (2000 - $62,715) with respect to such remuneration.

    During 2001 a consulting contract with an officer, who continues as a director, was terminated and compensation paid of $39,972.

7   INCOME TAX

    During 2000, the Company retroactively adopted, without restatement, the asset and liability method of accounting for income taxes in accordance with the new Recommendations of the Canadian Institute of Chartered Accountants. However, the change in accounting policy had no effect on the 2000 financial statements.

    The significant components of the Company's future income tax assets as at December 31, 2001 and 2000 are as follows:

FUTURE INCOME TAX ASSETS                   2001            2000
------------------------                   ----            ----
North America:
Capital assets and mineral properties   $   677,000    $   592,000
Losses carried forward                    1,225,000      1,103,000
Ghana:
Capital assets and mineral properties     3,622,000      3,022,000
Losses carried forward                       85,000         85,000
                                        -----------    -----------
Total future income tax assets            5,609,000      4,802,000
Valuation allowance                      (5,609,000)    (4,802,000)
                                        -----------    -----------
Carrying value                                 --             --
                                        -----------    -----------

At December 31, 2001, the Company had Canadian tax pools of approximately Cdn$1,974,000, and operating losses of approximately Cdn$3,063,000, and United States operating losses of approximately $930,000. The Canadian tax pools are without expiry, the Canadian operating losses expire at various dates to 2008 and the United States operating losses expire at various dates to 2012. The majority of these pools and losses are successored as a result of the reverse takeover of Westley Mines International Inc. in 1998. The Company also has potential tax deductions of approximately $8,879,000 available in Ghana.

8   SEGMENTED DISCLOSURES

    The Company has one reportable operating segment, being exploration of mineral properties in geographic areas disclosed in Note 3.

9 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    As disclosed in Note 2, these financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which, for purposes of the Company, conform in all material respects with those measurement principles generally accepted in the United States, except as described below.

o   INCOME TAXES

    Under the asset and liability method of United States Statement of Financial Accounting Standards No. 109 ("SFAS 109"), deferred income tax assets and liabilities are measured using enacted tax rates for the future income tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. There is no effect of adopting the provisions of SFAS 109 on the Company's financial statements as the recognition criteria for deferred tax assets, consisting primarily of loss carry-forwards in Canada and the United States and resource pools in Canada that may be deducted against certain income generated in Canada or the United States, have not been met.

o   LONG-LIVED ASSETS

    Under Financial Accounting Standards Board Statement No. 121 ("SFAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", long-lived assets must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is required to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flow (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is to be recognized. Staff of the United States Securities and Exchange Commission have recently indicated that their interpretation of SFAS 121 requires mineral property exploration costs to be expensed as incurred until a commercially mineable deposit is determined to exist within a particular property, as future cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company would expense all exploration costs in the period incurred for United States GAAP purposes. In addition, until completion of the feasibility study for the Wassa gold mine in late 1997, Wassa Holdings would expense exploration costs in the period incurred for United States GAAP purposes.

o   STOCK-BASED COMPENSATION

    Statement of Financial Accounting Standards 123 ("SFAS 123") requires that stock-based compensation be accounted for based on a fair value methodology, although it allows the effects to be disclosed in the notes to the financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No.25 ("APB 25"). The Company has elected to measure compensation cost for those plans using APB 25.

o   INVESTMENTS

    Under Statement of Financial Accounting Standards No. 115, investments classified as available-for-sale securities are measured at fair value in the statement of financial position and unrealized holding gains and losses are included in a separate component of shareholders equity. Accordingly, under United States GAAP, investments would be presented at $15,970 (2000 - $35,857, 1999 - $105,282) at December 31, 2001 and the unrealised holding gain at December 31, 2001 would be $450 (2000 - nil). Other comprehensive income would include an unrealized holding gain of $450 (2000 - loss $7,626, 1999 - loss $58,267).

o   STATEMENT OF CASH FLOWS

    Under United States GAAP, cash in escrow related to the special warrants (Note 5) would be excluded from cash in the statement of cash flows. In addition, under Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For United States GAAP purposes, these costs would be characterized as operating activities.

    The effect of the measurement differences between Canadian GAAP and United States GAAP on the Company's financial statements is summarized as follows:

                                               2001            2000
                                               ----            ----
Total assets under Canadian GAAP            $ 6,422,110    $ 6,941,555
Adjustments:
Deferred exploration costs of the Company    (4,384,518)    (3,387,674)
Unrealized holding gain on investment               450           --
                                            -----------    -----------
Total assets under United States GAAP         2,038,042      3,553,881
                                            ===========    ===========

                                                   2001            2000
                                                   ----            ----
Shareholders' equity under Canadian GAAP        $ 6,126,550    $ 6,695,843
Adjustments:
Deferred exploration costs of the Company        (4,384,518)    (3,387,674)
Unrealized holding gain on investment                   450           --
                                                -----------    -----------
Shareholders' equity under United States GAAP     1,742,482      3,308,169
                                                ===========    ===========


                                                              2001           2000            1999
                                                              ----           ----            ----
Net loss under Canadian GAAP                               $  (569,293)   $(1,189,985)   $(5,107,732)
Adjustments:
Add stock-based compensation to non-employees                     --          (50,107)       (77,797)
Deduct write down of deferred exploration costs of
the Company                                                     52,622        236,012        605,056
Add deferred exploration costs of the Company               (1,049,466)    (1,083,552)      (484,171)
Deduct share of loss of equity investment                         --             --        4,111,227
Add deferred exploration costs of Wassa Holdings                  --             --         (368,822)
                                                            ----------     ----------     ----------
Net loss under United States GAAP                           (1,566,137)    (2,087,632)    (1,322,239)
Increase (decrease) in holding gain on investments                 450         (7,626)       (58,267)
                                                            ----------     ----------     ----------
Comprehensive loss for the year under United States GAAP    (1,565,687)    (2,095,258)    (1,380,506)
                                                            ----------     ----------     ----------
Basic loss per share under United States GAAP                    (0.06)         (0.08)         (0.06)
                                                            ==========     ==========     ==========

                                                                      2001           2000            1999
                                                                      ----           ----            ----
Cash flow used in operating activities under Canadian GAAP        $  (404,475)   $(1,134,498)   $  (390,429)
Adjustment for deferred exploration costs                          (1,027,503)    (1,056,537)      (461,969)
                                                                   ----------     ----------       --------
Cash flow used in operating activities under United States GAAP    (1,431,978)    (2,191,035)      (852,398)
                                                                   ==========     ==========       ========

                                                                2001            2000            1999
                                                                ----            ----            ----
Cash flow used in investing activities under Canadian GAAP   $(1,024,022)   $(1,003,025)   $  (363,892)
Adjustment for deferred exploration costs                      1,027,503      1,056,537        461,969
                                                             -----------    -----------    -----------
Cash flow generated from (used in) operating activities
under United States GAAP                                           3,481         53,512         98,077
                                                             ===========    ===========    ===========


                                                                   2001            2000           1999
                                                                   ----            ----           ----
Cash flow from financing activities under Canadian GAAP        $         --     $    32,880   $ 5,173,749
Adjustment for special warrants proceeds                                 --       3,569,827    (3,569,827)
                                                               ------------     -----------   -----------
Cash flow from financing activities under United States GAAP             --       3,602,707     1,603,922
                                                               ============     ===========   ===========

CORPORATE INFORMATION

DIRECTORS AND                       REGISTERED OFFICE                   AUDITORS
OFFICERS
                                    Macleod Dixon LLP                   PricewaterhouseCoopers LLP
Noel P. Kiernan                     161 Bay Street                      1 Robert Speck Parkway
Director, Chairman                  Suite 3900                          Suite 1100
Brian P. Kiernan                    Toronto, Ontario                    Mississauga, Ontario
Director, President and Chief       Canada M5J 2S1                      Canada L4Z 3M3
Executive Officer                   Tel: 416-360-8511
                                    Fax: 416-360-8277                   TRANSFER AGENT
Sylvester P. Boland
Director, Member of the Audit       TORONTO OFFICE                      Computershare Trust
Committee                                                               Company of Canada
                                    20 Toronto Street                   (formerly Montreal Trust)
Albert C. Gourley                   12th Floor                          100 University Avenue
Director, Member of the Audit       Toronto, Ontario                    8th Floor
Committee                           Canada M5C 2B8                      Toronto, Ontario
                                    Tel: 416-703-3751                   Canada M5J 2Y1
Norman D.A. Hardie                  Fax: 416-367-3638                   Tel: 416-263-9534
Director                                                                Fax: 416-981-9679
                                    DUBLIN OFFICE
Victor J. E. Jones                                                      EXCHANGE LISTING
Director, Member of the Audit       74 Haddington Road
Committee                           Dublin 4, Ireland                   Toronto Stock Exchange
                                    Tel: (353) 1 667 7611               Symbol: MOY
Michael Power                       Fax: (353) 1 667 7622               CUSIP: 62472V 100
Director, Vice President and
Secretary                           ACCRA OFFICE                        INVESTOR RELATIONS

J. Joseph Breen                     Shankill House                      Please contact the
Chief Operating Officer             21, 5th Circular Road               Toronto office toll free at
                                    East Cantonments                    1-800-211-8877
Geoffrey G. Farr                    Accra, Ghana                        or e-mail info@moydow.com
Assistant Secretary                 Tel: (233) 21 772516                Information is also available
                                    Fax: (233) 21 777247                on the Company's website:
Rosemary G. O'Mongain                                                   www.moydow.com
Chief Financial Officer

PRINTED IN CANADA

                                 WWW.MOYDOW.COM
                                INFO@MOYDOW.COM

                              TORONTO OFFICE      DUBLIN OFFICE
               20 Toronto Street, 12th Floor      74 Haddington Road
            Toronto, Ontario, Canada M5C 2B8      Dublin 4, Ireland
                           Tel: 416-703-3751      Tel: (353) 1 667 7611
                           Fax: 416-367-3638      Fax: (353) 1 667 7622